KATHLEEN O'NEILL JOINS MDS INC. BOARD

Toronto, Canada - April 7, 2005 - MDS Inc. (TSX: MDS, NYSE: MDZ), a global health and life sciences company, is pleased to announce that Kathleen O'Neill joined its Board of Directors at its Annual Meeting in March 2005.

Kathleen O'Neill was an Executive Vice-President with BMO Bank of Montreal until January 2005. Her most recent position at the bank was Executive Vice-President, Personal and Commercial Development, and Head of Small Business Banking. Prior to joining the bank in 1994, Ms. O'Neill's work experience included 19 years at PricewaterhouseCoopers, where she was a partner in the Corporate Taxation Practice. Kathleen is a chartered accountant and a fellow of the Institute of Chartered Accountants of Ontario.

"We are pleased to have Kathleen O'Neill join our Board of Directors. Her business expertise and knowledge will be extremely valuable to MDS during this period of renewal, as we position the company for long-term growth." said John Mayberry, Chairman of the Board, MDS Inc.

"Kathleen brings a wealth of experience to our Board of Directors." said John Rogers, CEO, MDS Inc. "We are delighted to have an executive of her caliber join our Board."

A member of the Board of Directors and Third Vice Chair of the Canadian Chamber of Commerce, Ms. O'Neill chairs its Health Care Task Force. She is past-Chairman of the Board of St. Joseph's Health Centre in Toronto, and is active on several other non-profit boards.

About MDS

MDS Inc. has more than 9,000 highly skilled people in 25 countries. We provide a diverse range of superior products and services to increase our customers' speed, precision and productivity in the drug development and disease diagnosis processes. We are a global, values-driven health and life sciences company, recognized for our reliability and collaborative relationships as we help create better outcomes in the treatment of disease. Find out more at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

For Further Information Contact:

Investor Relations: Sharon Mathers Vice-President, Investor Relations 416-675-6777 x 2695 smathers@mdsintl.com	Media Relations: Mike Nethercott Vice-President, Corporate Marketing and Communications 416-675-6777 x 4656 mnethercott@mdsintl.com